

Gerhard Richter (b. 1932)



Gerhard Richter is one of the most important and influential German artists living today.

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Initial Offering Price

$2,011,000

Price Appreciation of Similar Works[2]

20.4%

Similar Sales


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Market Risk-Adjusted Appreciation

Gerhard Richter	All Art	S&P 500
0.85	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $246,594,842
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING



Gerhard Richter
01:57

- Gerhard Richter is one of the top selling living artists, with over $246 million in sales in 2021 alone.
- The Painting belongs to a series of four works designated under number "665" in the artist's online catalogue raisonne. Of the group, we believe the Painting features the brightest color palette and the most recognizable use of the palette knife technique.
- Our acquisitions team has been offered nearly 140 examples of work by Gerhard Richter from around the world, some of which are priced in excess of $15 million. Of these 140 works, we have carefully selected 5 (or less than 4%) to be offered on the Masterworks platform.
- Abstract paintings by Richter from the 1980s and 1990s are highly desirable within the artist's oeuvre. Works from this time period that are similar to the Painting in both size and date of execution have achieved auction prices in excess of $4 million, including: *Abstraktes Bild* (1989), which sold for $4,604,899 in October 2020, and *Abstraktes Bild (682-4)* (1988) which sold for $4,169,086 in December 2020.
- Prior to Masterworks acquisition of the Painting, it had sold three times at auction with an implied annualized appreciation rate of 24.2%: the first recorded sale took place in March 1993, when it sold for $26,717; the second sale took place in December 1999, when it sold for $95,385; and the third sale took place in May 2002, when is sold for $207,500.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$246,594,842

2021 Number of Lots Sold
298

GERHARD RICHTER

b. 1932, GERMANY



$2,011,000

INITIAL OFFERING

20.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 24 × 24 in. (61 × 61 cm.)

Gerhard Richter is one of the most important and influential German artists living today, who is best known for his abstract and photorealistic paintings.

The Painting belongs to Gerhard Richter's series of "Abstraktes Bilder," translated to English as "Abstract Paintings," which the artist began working on in the 1970s and were transformed upon his incorporation of the squeegee into his practice in 1980. Executed in 1988, the Painting is from the artist's mature period of Abstraktes Bilder and shows evidence of the palette knife technique that would become more prevalent in his works of the early 1990s. Specifically, the Painting belongs to a series of four works designated under number "665" in the artist's online catalogue raisonne. Of the group, the Painting features the brightest color palette and the most recognizable use of the palette knife technique. Prior to Masterworks acquisition of the Painting, it had sold three times at auction with an implied annualized appreciation rate of 24.2%: the first recorded sale took place at Christie's London on March 25, 1993, where it sold for £18,400 ($26,717); the second sale took place at Christie's London on December 8, 1999, where is sold for £58,700 ($95,385); the third sale took place at Christie's New York on May 15, 2002 for $207,500. Abstract paintings by Richter from the 1980s and 1990s are highly desirable within the artist's oeuvre. As of July 13, 2022, abstract paintings from this time period that are similar to the Painting in both size and date of execution have achieved auction prices in excess of $4 million, including: *Abstraktes Bild (682-4)* (1988) which sold for HKD 32,315,000 ($ 4,169,086) on December 3, 2020, at Phillips in Hong Kong, and *Abstraktes Bild* (1989), which sold for $4,604,899 at Sotheby's in New York. The Painting's hallmark use of the artist's squeegee and palette knife techniques , domestic sale, period of execution and color palette, make this a commercial and desirable work by Gerhard Richter.

Gerhard Richter has been the subject of numerous solo exhibitions both in Germany and internationally. In 2002, the Museum of Modern Art in New York staged a major retrospective of the artist's work titled "Forty Years of Painting." Richter's major solo retrospective, "Panorama," was mounted by the Tate Modern in 2011 and traveled to Berlin and Paris. In 2020, the Metropolitan Museum of Art staged a major retrospective of the artist's work titled "Gerhard Richter: Painting After All," and described him as "one of the greatest artists of our time." Due to COVID-19, the retrospective closed five months early on March 12, 2020. Other recent solo museum exhibitions featuring the artist's work have been staged at the Centre Pompidou in Paris, the Neue Nationalgalerie in Berlin, the Tate Modern in London and the National Portrait Gallery in London. The artist's work is held in important museum collections such as the Tate in London, the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., and the Los Angeles County Museum of Art. As of July 13, 2022, Richter's auction records are led by *Abstraktes Bild (599)* (1986), which sold for £30,389,000 ($46,306,758) on February 10, 2015 at Sotheby's London, *Domplatz, Mailand [Cathedral Square, Milan]* (1968), which sold for $37,125,000 on May 14, 2013 at Sotheby's New York, and *Abstraktes Bild (809-4)* (1994), which sold for $36,500,000 on May 10, 2022 at Christie's New York. As of July 13, 2022, the artist lives and works outside of Cologne, and is represented exclusively by Marian Goodman Gallery.

AS OF JULY 13, 2022, RICHTER'S AUCTION RECORDS ARE LED BY *ABSTRAKTES BILD (599)* (1986), WHICH SOLD FOR £30,389,000 ($46,306,758) ON FEBRUARY 10, 2015 AT SOTHEBY'S LONDON, *DOMPLATZ, MAILAND [CATHEDRAL SQUARE, MILAN]* (1968), WHICH SOLD FOR $37,125,000 ON MAY 14, 2013 AT SOTHEBY'S NEW YORK, AND *ABSTRAKTES BILD (809-4)* (1994), WHICH SOLD FOR $36,500,000 ON MAY 10, 2022 AT CHRISTIE'S NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Gerhard Richter (b. 1932, Germany) is one of the most influential Contemporary artists living today, who is best known for his abstract and photo-realistic paintings. Richter was born in Dresden, and after he dropped out of secondary school, he enrolled in a vocational school, from which he graduated in 1948. After Richter completed his studies at the Dresden Art Academy in 1956, he would eventually defect to West Germany in 1960, just prior to the construction of the Berlin Wall. Upon settling in West Germany, Richter enrolled in the Staatliche Kunstakademie Düsseldorf in order to deepen his knowledge of Contemporary Art. Richter's first solo exhibition took place in September 1964, months after he finished his studies at the Academy. Two international exhibitions followed in 1966: one at Galleria La Tartaruga in Rome and the other at Galerie Bruno Bischofberger in Zurich. In 1969, his work was featured in the "Nine Young Artists" show at the Solomon R. Guggenheim Museum in New York, and in 1972 Richter was chosen to represent Germany at the 36th Venice Biennale, where he showed a photorealistic series titled "48 Portraits." In 1976, Richter completed his first Abstraktes Bild, which translates from German to English as "Abstract Painting," and in 1980, he finished his first squeegee painting, a technique that is now closely associated with his body of work. In 1985, Marian Goodman Gallery began to represent Richter and show his work in New York. The following year, Richter's first touring retrospective, "Gerhard Richter: Paintings 1962-1985," was staged at the Kunsthalle Düsseldorf and travelled to Berlin, Bern and Vienna. Richter has since received many important awards, including the Golden Lion at the 47th Venice Biennale in 1997.





GERHARD RICHTER



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Gerhard Richter with the following criteria: Abstraktes Bild paintings from 1986 to 1990, measuring between 12 inches by 12 inches and 36 inches by 36 inches, excluding Fuji and Grun Blau Rot series as well as works executed in primarily monochrome, grey, white or black palettes as well as works with minimal or no evidence of the squeegee technique. Where the buyer's premium was not available it was calculated as per the auction house's terms and conditions, or as the hammer price plus 10%. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.4% CAGR implied from selected sales occurring from November 19, 1992 to December 3, 2020.

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